

July 3, 2012

Via E-mail
Mr. Wan Feng
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> **Re: China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **File No. 001-31914**

Dear Mr. Feng:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 18. Financial Statements

Notes to Consolidated Financial Statements
2 Summary of Significant Accounting Policies
2.6c Impairment of financial assets other than securities at fair value through profit and loss, page F-21

1. On page 79, you disclose RMB 14,759 million of unrealized losses on equity securities which have been in a continuous loss position for 7-12 months. Please tell us why these losses were not required to be recognized as an impairment loss in 2011 in accordance with your policy, since the market price of the equity securities was more than 20% below cost for a period of at least six months at the balance sheet date.

2. On page 78, you attribute the impairment expense for equity securities of RMB 12.9 billion in 2011 only to "objective evidence that impairment existed" and "current market conditions." Please provide us proposed disclosure to be included in future periodic reports that describes and quantifies the objective evidence and market conditions considered in your recognition and timing of this impairment. Explain the differences between your analyses for listed and unlisted equity securities. Disclosure that explains how you considered each type of objective evidence described in paragraphs 58-62 of IAS 39 and focuses on those financial assets that are more likely to become impaired will help users evaluate potential future impairment losses.

4 Risk Management
4.3 Fair value hierarchy, page F-40

3. Please provide us proposed disclosure to be included in future periodic reports that explains the methods and assumptions used to determine fair value for your unlisted equity securities, which amounted to RMB 77.0 billion at December 31, 2011. Explain your basis for classifying unlisted equity securities as Level 1 in the fair value hierarchy, shown on pages F-41 and F-42. Refer to guidance in paragraphs 27, 28 and 30 of IFRS 7.

13. Insurance Contracts, page F-60

4. Due to changes in assumptions, you strengthened reserves by RMB 3.3 billion in 2011 and released reserves by RMB 6.4 billion in 2010, which materially impacted your net profit in each year. Please provide us proposed disclosure to be included in future periodic reports that separately quantifies each assumption change that had a material effect on your operating results for each period presented. Refer to guidance in paragraph 37 of IFRS 4.

5. The assumptions used to determine your insurance contract liabilities include risk margins to provide for uncertainties about the amount and timing of future cash flows. In order to facilitate an understanding of how you determine your overall reserve adequacy, please explain in proposed disclosure to be included in future reports your process for determining the level of these risk margins, distinguishing between discretionary margins and those imposed by your regulators, and quantify these margins in the aggregate for each period presented. Refer to guidance in paragraph 37 of IFRS 4.

6. On page F-62, you state that residual margins are released into income. Please tell us the aggregate amount of remaining residual margins at each balance sheet date and explain how they are amortized over the life of your insurance contracts.

30. Provisions and Contingencies, page F-79

7. You do not appear to have provided the disclosure, described on page 3 of your March 30, 2011 response letter that indicates the existence of additional contingent liabilities, where disclosure was not practicable because amounts could not be reliably estimated. Please provide us this proposed disclosure to be included in future periodic reports or explain to us your basis for omitting it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant